UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-42543

ROBIN ENERGY LTD.
(Translation of registrant’s name into English)

223 Christodoulou Chatzipavlou Street
Hawaii Royal Gardens
3036 Limassol, Cyprus
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release issued by Robin Energy Ltd. (the “Company”) on March 10, 2026, regarding the Company’s planned spin-off of its tanker business.

The information contained in this report on Form 6-K and Exhibit 99.1 attached hereto are hereby incorporated by reference into the Company’s registration statements on Form F-3 (Reg. No. 333-288459 and Reg. No. 333-286726).

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of Robin Energy Ltd., dated as of March 10, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2026

ROBIN ENERGY LTD.

By:	/s/ Petros Panagiotidis
Name:	Petros Panagiotidis
Title:	Chairman and Chief Executive Officer